As filed with the Securities and Exchange Commission on January 26, 2006

Registration No. 333-129991

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERICAN COMMUNITY BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	56-2179531
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4500 CAMERON VALLEY PARKWAY

CHARLOTTE, NC 28211

(704) 225-8444

(Address of principal executive offices and zip code)

AMERICAN COMMUNITY BANCSHARES, INC.

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

(Full Title of the Plan)

Randy P. Helton

Chairman, President and Chief Executive Officer

4500 Cameron Valley Parkway

Charlotte, NC 28211

(Name and address of agent for service)

(704) 225-8444

(Telephone number, including area code, of agent for service)

Copies to:

Todd H. Eveson, Esq.

Gaeta & Eveson, P.A.

8305 Falls of Neuse Road, Suite 203

Raleigh, NC 27516

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☒

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THIS POST-EFFECTIVE AMENDMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(c) OF THE SECURITIES ACT OF 1933, AS AMENDED, ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(c), MAY DETERMINE.

prospectus

AMERICAN COMMUNITY BANCSHARES, INC.

DIVIDEND REINVESTMENT AND

COMMON STOCK PURCHASE PLAN

100,000 Shares

Common Stock

We are offering, through our Dividend Reinvestment and Common Stock Purchase Plan, to all holders of record of our common stock, the opportunity to automatically reinvest their cash dividends in shares of our common stock and to make optional cash purchases of common stock from $100 to $1,000 per quarter. The terms and provisions of the plan are set forth in this prospectus.

The prices to be paid for shares of common stock purchased through the Dividend Reinvestment and Common Stock Purchase Plan will be 100% of the market price average, determined as provided in the plan.

This prospectus relates to 100,000 shares of common stock registered for purchase under the plan. Shares issued under the plan will be either newly issued shares or shares purchased for plan participants in the open market. Our common stock is traded on the Nasdaq Capital market under the symbol “ACBA.” The last reported sales price of our common stock on January 25, 2006 was $18.99.

The plan does not represent a change in the dividend policy of American Community Bancshares, Inc. Dividend policy will continue to depend on earnings, financial requirements and other factors. Shareholders who do not wish to participate in the plan will continue to receive cash dividends, if and when declared, by check in the usual manner.

Investing in these securities involves risks. We urge you to carefully read the “Risk Factors” beginning on page 3 before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is January 26, 2006.

PROSPECTUS SUMMARY

This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus. References in this prospectus to “we,” “us,” and “our” refer to American Community Bancshares, Inc. and its consolidated subsidiaries, unless otherwise specified.

American Community Bancshares, Inc.

American Community Bancshares, Inc. is the bank holding company for American Community Bank, a North Carolina chartered commercial bank with thirteen banking offices located in North and South Carolina. The bank began operations on November 16, 1998 and effective April 28, 2000, became our wholly owned subsidiary upon completion of our reorganization into a holding company. Our holding company is headquartered in Charlotte, North Carolina and the bank is headquartered in Monroe, North Carolina.

Our material business activities are conducted primarily through the bank. The bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Our website is www.americancommunitybank.com. Information contained on our website is not part of this prospectus.

Our common stock is currently traded on the Nasdaq Capital Market under the symbol “ACBA.” The address of our principal executive office is 4500 Cameron Valley Parkway, Charlotte, North Carolina 28211 and our telephone number is (704) 225-8444.

THE OFFERING

The issuer	American Community Bancshares, Inc.

Securities being offered	100,000 shares of common stock

The Dividend Reinvestment and Common Stock Purchase Plan	Shareholders who elect to participate in the Plan may reinvest cash dividends paid on some or all of their shares in additional shares of our common stock and also may purchase additional shares by investing amounts between $100 and $1,000 per quarter.

Source of shares for the Plan	The Dividend Reinvestment and Common Stock Purchase Plan administrator, Registrar and Transfer Company, Cranford, New Jersey, will either purchase (i) shares available on the open market, or (ii) newly issued shares from us.

Purchase price of newly issued shares	The purchase price for newly issued shares will be the average of the bid and asked prices reported for our common stock as of the cash dividend payment date.

Nasdaq Capital Market listing	Our common stock is listed on the Nasdaq Capital Market under the symbol “ACBA.”

You will not receive certificates	Common stock purchased under the Dividend Reinvestment and Common Stock Purchase Plan will be held by our transfer agent, Registrar and Transfer Company. This means that you will not receive a certificate for securities purchased through the plan, and your ownership interests will be recorded through the book-entry system. See “Plan of Distribution” on page 13.

How the proceeds of this offering will be used	We estimate that the net proceeds to us from the sale of the common stock, after deducting expenses, will be approximately $1.6 million. The purpose of the offering is to support the growth and operations of our subsidiary bank. See “Risk Factors” on page 3 and “Use of Proceeds” on page 13.

Risk factors	Before purchasing the securities being offered, you should carefully consider the “Risk Factors” beginning on page 3.

RISK FACTORS

An investment in our common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors before you purchase any of the shares offered by this prospectus.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition and the value of our common stock.

We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms, expanding our asset base to a targeted size and managing the costs and implementation risks associated with our growth strategy. There can be no assurance that our further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through successful expansion, or that we will be able to maintain capital sufficient to support our continued growth. Furthermore, if we grow too quickly and are not able to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance.

Changes in interest rates affect our interest margins, which can adversely affect our profitability.

We may not be able to effectively manage changes in interest rates that affect what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. Since rates charged on our loans often tend to react to market conditions faster than do rates paid on our deposit accounts, these rate cuts have had a negative impact on our earnings until we could make appropriate adjustments in our deposit rates. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities.

Our profitability depends significantly on economic conditions in our market area.

Our success depends to a large degree on the general economic conditions in our market areas. The local economic conditions in these areas have a significant impact on the loans that we make to our borrowers, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and performance.

If we experience greater loan losses than anticipated, it will have an adverse effect on our net income and our ability to fund our growth strategy.

The risk of nonpayment of loans is inherent in banking, but if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected.

We cannot assure you that our monitoring procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the rapid growth in our loan portfolio, loan losses may be greater than management’s estimates of the appropriate level for the allowance. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss reserve will be restored by an increase in our provision for loan losses. This would reduce our earnings which could have an adverse effect on our stock price.

New or acquired branch facilities and other facilities may not be profitable.

We may not be able to correctly identify profitable locations for new branches and the costs to start up new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase our noninterest expense and decrease earnings in the short term. If other banks or branches of other banks become available for sale, we may acquire them. It may be difficult to adequately and profitably manage our growth through the establishment of these branches. In addition, we can provide no assurance that these branch sites will successfully attract enough deposits to offset the expenses of operating these branch sites. Any new or acquired branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

Our securities are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of the bank, and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency and is subject to investment risk, including the possible loss of principal.

DIVIDEND REINVESTMENT AND

COMMON STOCK PURCHASE PLAN

On September 27, 2005, the Board of Directors of American Community Bancshares, Inc. voted to establish the American Community Bancshares, Inc. Dividend Reinvestment and Common Stock Purchase Plan under which shares of our common stock, par value $1.00 per share, are available for purchase by our shareholders of record. Purchases of stock for the plan will be made on the open market or from authorized and unissued common stock of American Community Bancshares, Inc. The plan will be in effect until amended, altered or terminated. Registrar and Transfer Company, Cranford, New Jersey administers the plan for participants by maintaining records, sending statements of account to participants and performing other duties relating to the plan. The terms of the plan are summarized below.

SUMMARY OF THE PLAN

Dividend Reinvestment and Stock Purchase Plan

We are pleased to offer you the opportunity to participate in our Dividend Reinvestment and Stock Purchase Plan, a simple and convenient method of reinvesting cash dividends and making optional cash payments to purchase additional shares of our common stock. The plan offers:

•	A simple, cost-effective method for purchasing shares of our common stock

•	A convenient way to increase your ownership over time by reinvesting dividends

•	The opportunity to buy additional shares through optional cash payments

•	Safekeeping of shares credited to your account

QUESTIONS AND ANSWERS ABOUT THE PLAN

The following questions and answers explain the provisions of the plan. Those holders of our common stock who do not wish to participate in the plan will continue to receive cash dividends by check, if and when they are paid.

What is the purpose of the plan?

The plan provides our shareholders with a simple and convenient way to increase their holdings of our common stock by reinvesting dividends or making optional cash payments from time to time to purchase additional shares.

Who is eligible to participate in the plan?

All record holders of our common stock are eligible to participate in the plan. Beneficial owners of our common stock whose shares are held in registered names other than their own, such as trustees, bank nominees or brokers, must arrange for the holder of record to participate in the plan or have their shares transferred to their own names before enrolling in the plan. Holders may participate with all or any part of the shares of our common stock held of record in their names.

How do I enroll in the plan?

You may enroll in the plan by completing and signing an authorization form and returning it to the plan administrator. The authorization form accompanies this prospectus. Additional forms may also be obtained by contacting the plan administrator. As indicated on the authorization form, you are permitted to reinvest dividends on all, or any specified number if less than all, of the shares of common stock registered in your name. You may also elect to invest optional cash payments. You may not invest optional cash payments unless you also participate in the dividend reinvestment feature of the plan.

If your shares of American Community Bancshares, Inc. common stock are registered in the name of a bank, broker or other nominee, you must arrange for the registered holder to participate in the plan or have shares transferred directly into your name to reinvest dividends or make optional cash payments.

What are my investment options?

Your investment options are as follows:

Dividend Reinvestment. You may elect to participate with respect to any or all of the shares of our common stock registered in your name. If you elect to participate with respect to all shares of our common stock registered in your name, then all dividends on shares held in your plan account will be applied toward the purchase of more shares of our common stock. If you elect to participate with respect to a certain percentage of shares of our common stock registered in your name, then dividends will be reinvested on the same percentage of shares held in your plan account.

Optional Cash Payments. If you have elected to reinvest your dividends, you may make optional cash payments from time to time (between $100 to $1,000 per quarter) to purchase additional shares of our common stock. Only shareholders who are reinvesting their dividends are eligible to make optional cash payments.

When can I enroll in the plan?

You may enroll in the plan at any time. If your authorization form is received by the plan administrator at least five business days before the record date established for payment of a particular dividend, reinvestment will commence with that dividend payment. If the authorization form is received less than five days before the record date for a dividend payment, the reinvestment of dividends through the plan will begin with the next succeeding dividend. Authorization forms received on a Saturday, Sunday or holiday on which the main office of the plan administrator is closed will be considered received on the next succeeding business day.

After I have enrolled in the plan, may I change the number of participating shares?

Yes. If you decide to change the number of shares for which you desire to have the dividends reinvested, you must sign and return a new authorization form to the plan administrator.

Who is the plan administrator?

Our transfer agent and securities registrar, Registrar and Transfer Company, Cranford, New Jersey, administers the plan for participants, keeps records, sends statements of account to participants in the plan and performs other duties relating to the plan. Correspondence and authorization forms relating to the plan should be sent to the plan administrator at the following address:

Registrar and Transfer Company

Attention: Dividend Reinvestment Department

P.O. Box 664

Cranford, New Jersey 07016

You may reach the plan administrator by telephone at 1-800-368-5948 between the hours of 8 a.m. and 7 p.m. Eastern Time, Monday through Friday, to speak with a customer service representative. The plan administrator’s website is www.rtco.com.

What is the source of the common stock offered under the plan?

Shares of our common stock that may be purchased under the plan may be either original issue shares sold by us to the plan administrator from authorized, but unissued shares of common stock, or open market shares purchased on behalf of the plan by the plan administrator or, if the plan administrator has appointed an agent, the agent on any securities exchange on which our common stock is traded or otherwise in the over-the-counter market. We currently intend to direct the plan administrator to purchase shares for the plan in open market purchases, but we reserve the right, in our sole discretion, to direct the plan administrator at any time, and from time to time, to purchase original issue shares. Our common stock is quoted on the Nasdaq Capital Market under the symbol “ACBA.”

Are there any fees or expenses associated with participating in the plan?

Your account in the plan will be charged with your pro rata share of brokerage commissions incurred in open market purchases for plan accounts. Your share of brokerage commissions may be less, however, than you might individually incur because the plan administrator or agent will buy shares in volume and pass commission savings on to the participants. You will not incur any fees for brokerage commissions for purchases of original issue shares made under the plan. As currently administered, no other fees or service charges are imposed upon participants in connection with purchases under the plan. We will pay all costs of administering the plan. See “How may I discontinue my participation in the plan?” below for a discussion of expenses associated with ending your participation in the plan and liquidating fractional shares.

When will shares of common stock be purchased under the plan?

Dividend Reinvestment. Depending on availability of shares of our common stock, open market purchases will be made on the dividend payment date or as soon as practicable thereafter by the plan administrator or, if an agent has been appointed by the plan administrator, the agent. Purchases of newly issued shares will be made on the dividend payment date. We currently intend to direct the plan administrator or the agent to purchase shares for the plan on the open market. However, depending on the availability of shares of our common stock and any applicable trading restrictions imposed on purchases of our shares by the Securities and Exchange Commission, the plan administrator may also purchase newly issued shares directly from us for plan accounts.

Optional Cash Payments. Optional cash payments will be invested in shares of our common stock in conjunction with dividend reinvestment. The plan administrator or the agent will make every reasonable effort to reinvest all dividends promptly after receipt and in no event later than 30 days after receipt, except where such investments are restricted by any applicable state or federal securities laws.

How is my purchase price determined?

All cash dividends and optional cash payments will be commingled and applied to the purchase of shares of our common stock. The purchase price for open market shares will be the price paid by the plan administrator or agent for such shares, plus any brokerage commission or other fees or expenses charged by the broker-dealer involved in the purchase or purchases. The purchase price for original issue shares will be equal to 100% of the fair market value of shares of ACB common stock on the dividend payment date on which the shares are purchased. For purposes of the plan, “fair market value” means the average of the closing bid and ask prices of our common stock as reported by the Nasdaq Capital Market on the dividend payment date, or the most recent preceding day on which bid and ask prices were reported. If our common stock is not quoted on the Nasdaq Capital Market, the Nasdaq National Market or listed on an national securities exchange, the fair market value of the shares will be determined in good faith by our Board of Directors, taking into consideration our financial condition and recent operating results, values of publicly traded securities of other financial institutions and other factors our Board deems relevant. The purchase price for each share will be equal to the aggregate purchase price paid by the plan administrator or agent for all shares purchased, including any brokerage commissions, divided by the total number of shares purchased. In no event will the purchase price for a share be less than $1.00, the par value of our common stock.

How many shares of common stock will be purchased for my account?

The number of shares to be purchased for your account depends on the amount of your reinvested dividends and optional cash payments and the purchase price of the shares purchased pursuant to the plan with respect to a single dividend payment. Your account will be credited with that number of shares, including fractional shares computed to four decimal places, equal to the total amount to be invested, divided by the purchase price per share.

Will I receive stock certificates for shares purchased under the plan?

Certificates for shares of our common stock purchased under the plan will not be issued as a matter of course. The plan administrator will hold all shares purchased in the name of one of its nominees. The number of shares purchased for your account will be shown on your quarterly statement of account. This feature protects against loss, theft or destruction of stock certificates. However, certificates for any number of whole shares credited to your account will be issued (for a $10.00 per certificate charge) upon your written request to the plan administrator. Stock certificates will not be issued for fractional shares. Receiving stock certificates for shares held in your account will not affect the reinvestment of dividends on the shares evidenced by those certificates unless you elect to terminate or withdraw your participation in the Plan with respect to those shares. Dividends on all shares for which you have elected to participate in the Plan will continue to be reinvested, regardless of whether the shares are held in your plan account or by you in the form of a stock certificate.

May I make optional cash payments and, if so, when and how?

If you have elected to reinvest your dividends, you are eligible to make optional cash payments to purchase additional shares of our common stock. The plan administrator will apply any optional cash payment received from you not less than 5 business days or more than 30 calendar days before a dividend payment date to the purchase of shares for your account with respect to that dividend payment date. The plan administrator will promptly return to you any optional cash payment received less than 5 business days or more than 30 calendar days prior to a dividend payment date. Prior to the first dividend payment date after you enroll in the plan, you may make an initial optional cash payment within the specified time limits by completing and returning to the plan administrator an authorization form and enclosing with it a check made payable to “Registrar and Transfer Company—ACBA Dividend Reinvestment Plan Administrator.” The plan administrator will only accept checks drawn on U.S. banks, which are payable in U.S. currency.

Additional authorization forms may be obtained by sending a written request to the plan administrator. After the first dividend payment date following your enrollment in the plan, you may make optional cash payments within the specified time limits by sending your check made payable as described above to the plan administrator together with a completed stock purchase form. You must include your plan account number on your check and in any other correspondence with respect to the plan. You may, by written request to the plan administrator, obtain the return of any optional cash payment up to 48 hours prior to the dividend payment date. Pending investment, all optional cash payments will be held in a non-interest-bearing account maintained by the plan administrator. Accordingly, it is strongly recommended that you transmit your optional cash payments shortly before the dividend payment date while still allowing enough time for the plan administrator to receive your funds five business days prior to such date.

Are there any limits on my making optional cash payments?

The option to make cash payments is available to you at any time not less than 5 business days or more than 30 calendar days prior to any dividend payment date, provided the plan administrator receives your payment during such period. The plan administrator will promptly return to you any payments that are received less than 5 business days or more than 30 calendar days prior to the dividend payment date. The same amount of money need not be invested each quarter, and there is no obligation to make an optional cash payment in any quarter. An optional cash payment may not be in an amount less than $100, and all optional cash payments by you or on your behalf in any calendar quarter may not exceed $1,000 in the aggregate.

What reports will I receive?

You will receive a statement of account following each transaction that affects your plan account. The statement will include information describing each transaction. Specifically, it will include information as to dividends credited to you, optional cash payments received from you, amounts invested for you, costs of purchases, number of shares purchased (including fractional shares), total number of shares held for you and other information for the year to date. You will receive also an annual statement, which will provide records that can be used for your reporting purposes.

Will I be credited with dividends on shares held in my account under the plan?

The plan administrator will receive dividends for plan shares held by you or by the plan on your behalf on the dividend record date and will credit those dividends to your account on the basis of whole shares and fractional shares credited to your account. These dividends will be automatically reinvested in additional shares of our common stock.

How may I discontinue my participation in the plan?

You may discontinue the reinvestment of dividends under the plan by notifying the plan administrator in writing. The plan administrator must receive your termination notice at least five business days before a dividend record date to be effective as to dividends paid for such record date. Any termination notice received less than five business days prior to a dividend record date will not be effective until dividends paid for such record date have been reinvested. Upon discontinuation and payment of the $10.00 withdrawal fee, you will receive a stock certificate for all whole shares credited to your plan account. Any fractional shares held in your account will be liquidated and a check for the proceeds, less brokerage commissions and transfer taxes, if any, incurred in liquidating the shares will be mailed directly to you by the plan administrator. The liquidation value of any fractional shares will be equal to their “fair market value,” as determined under the plan. See “How is my purchase price determined?” above for the meaning of “fair market value.” If you discontinue the reinvestment of dividends under the plan, then you will no longer be eligible to make optional cash payments to purchase additional shares of our common stock under the plan. Each participant will be charged a $10.00 withdrawal fee for each partial or complete withdrawal of shares of our common stock from the plan.

How may I withdraw shares purchased under the plan?

You may withdraw some of your shares from your plan account by notifying the plan administrator in writing to that effect and specifying in the notice the number of plan shares to be withdrawn. Certificates for whole shares of common stock so withdrawn will be registered in your name and will be issued to you (for a $10.00 per certificate charge). No certificates for fractional shares will be issued. Any notice of withdrawal received by the plan administrator less than five business days before a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

May I sell, assign, transfer or pledge shares held in my plan account?

No. You cannot sell, assign, transfer or pledge shares credited to your plan account for any purpose unless you have first requested certificates for such shares. See “Will I receive stock certificates for shares purchased under the plan?” above for how to obtain stock certificates for plan shares.

What happens to the shares held in my plan account if all of the shares registered in my name are transferred or sold?

If you dispose of all shares of our common stock held of record by you, then your participation in the plan will be deemed discontinued and certificates for all whole shares credited to your plan account, together with the proceeds from the liquidation of any fractional shares, will be mailed to you.

What if American Community Bancshares, Inc. issues a stock dividend or declares a stock split?

Your plan account will be credited with the appropriate number of whole and fractional shares of our common stock on the dividend payment date. In addition, the maximum number of shares of common stock available for issuance under the plan will be proportionately adjusted following a stock dividend or stock split.

What happens if American Community Bancshares, Inc. has a rights offering?

In the event we make available to our shareholders rights to purchase additional shares or other securities, the plan administrator will sell all rights accruing to shares held by the plan if a purchaser can be located. The proceeds will be combined with any other of your account funds for reinvestment in connection with the dividend payment date on which shares of our common stock are to be purchased. These proceeds will be treated as if they were optional cash payments. If you wish to exercise any such rights, you must send a written request to the plan administrator asking that certificates for the whole shares held in your plan account be sent to you. This request must be received at least five business days in advance of the record date for the rights offering.

How do I vote my plan shares at a meeting of shareholders?

Participants will receive proxy materials for each shareholder meeting, including a proxy statement and a form of proxy covering all shares allocated to the participant’s plan account. All plan shares may be voted in person at any meeting of shareholders. In the absence of any direction by a plan participant as to how his or her plan shares are to be voted, such shares will not be voted.

May the plan be changed or discontinued?

Yes. We may suspend, modify or terminate the plan at any time. You will be notified of any such suspension, modification or termination. Upon termination of the plan, the plan administrator will mail to you any optional cash payments received but not invested, a stock certificate for whole shares credited to your plan account and a check for the proceeds, less brokerage commissions and transfer taxes, if any, from the liquidation of any fractional shares. The liquidation value of any fractional shares will be their “fair market value,” as determined under the plan. See “How is my purchase price determined?” above for the meaning of “fair market value.”

Who interprets the plan?

We will determine any question of interpretation arising under the plan and our determination will be final. Our board of directors may make any other determinations necessary or advisable for the administration of the plan.

What are the responsibilities of the plan administrator and American Community Bancshares, Inc. under the plan?

The plan administrator receives the participants’ dividend payments and optional cash payments, invests such amounts in shares of our common stock, maintains continuing records of each participant’s account and advises participants as to all transactions in and the status of their plan accounts. The plan administrator acts in the capacity of agent for the participants. The plan administrator may also appoint a third party, such as another banking institution, to make purchases on behalf of the participants. All notices from the plan administrator to a participant will be addressed to the participant’s last address of record with the plan administrator. The mailing of a notice to a participant’s last address of record satisfies the plan administrator’s duty of giving notice to a participant. You should therefore promptly notify the plan administrator of any change of address. Neither American Community Bancshares, Inc. nor the plan administrator will have any responsibility beyond the exercise of ordinary care for any reasonable and prudent actions taken or omitted pursuant to the plan, including, without limitation, any claim for liability arising out of failure to terminate a participant’s account upon the participant’s death or adjudicated incompetence prior to receiving written notice of death or adjudicated incompetence. American Community Bancshares, Inc. and the plan administrator have no duties, responsibilities or liabilities except as expressly set forth in the plan. American Community Bancshares, Inc. and the plan administrator provide no advice and make no recommendation about your purchases and sales of our common stock. Your decision to purchase or sell shares of common stock must be made by you, based upon your own research and judgment. You should recognize that neither American Community Bancshares, Inc. nor the plan administrator can assure you of a profit or protect you against a loss on shares purchased through the plan.

FEDERAL INCOME TAX CONSEQUENCES

We believe that the following is an accurate summary of the principal U.S. federal income tax consequences if you are a U.S. resident participating in the plan:

•	Your dividends reinvested under the plan are treated for federal income tax purposes as cash received by you on the dividend payment date even though the dividends are used to purchase additional shares.

•	Your holding period for shares acquired pursuant to the plan will begin on the day after shares are allocated to your account.

•	The tax basis of shares purchased on the open market through the plan will be the amount you paid for the shares through the reinvestment of dividends or by optional cash payments plus the amount of brokerage commissions paid by you on the purchase of those shares. The tax basis of shares purchased directly from us will be the amount you paid for the shares through the reinvestment of dividends or by optional cash payments. You should retain your account statement in your records so that you are able to determine the tax basis for shares purchased under the plan.

•	Upon a sale of either a portion or all of your shares purchased through the plan, you will realize a gain or loss based on the difference between the net sale proceeds you receive and your tax basis in the shares sold, including any fractional shares.

The above is only a brief summary based upon current tax regulations, which are subject to change from time to time, and does not reflect every possible situation that could result from your participation in the plan. The above rules may not apply to certain participants in the plan, such as tax-exempt entities and foreign shareholders. You are urged to consult your own tax advisor to determine the particular federal, state and local tax consequences that may result from your participation in the plan and the subsequent disposition of shares of our common stock purchased under the plan.

The plan administrator will comply with all applicable Internal Revenue Service requirements concerning the filing of information returns for dividends credited to your plan account. This information will be provided to you by a duplicate of the return or in a final statement of account for each calendar year. If you fail to provide a taxpayer identification number, the plan administrator must withhold tax from the amount of any dividends paid on your shares of our common stock and from any proceeds arising from your sale of our common stock held in your plan account. The amount of the tax withheld is determined under the Internal Revenue Code or applicable state tax laws or both. You may be exempt from this withholding requirement if appropriate documentation regarding your tax situation has been received by the plan administrator. If you do not reside in the United States, income tax consequences may vary from jurisdiction to jurisdiction. If you are a foreign shareholder whose dividends are subject to U.S. income tax withholding, the appropriate amount will be withheld. Any balance of your earned dividend after applicable tax withholding will be used to purchase additional shares. The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted on May 28, 2003, reduces the maximum rate of tax imposed on most dividends received by individuals in the higher marginal income tax brackets to 15% (5% for individuals in the lower tax brackets and 0% for these taxpayers in 2008). This provision applies to dividends received in taxable years beginning after December 31, 2002 and before January 1, 2009. To be eligible for the reduced rate, an individual shareholder must own our common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Further, if an individual receives an “extraordinary dividend” within the meaning of Section 1059 of the Internal Revenue Code (a dividend which equals or exceeds 10% of the individual’s tax basis in our common stock) that is eligible for the reduced rate, any loss on a subsequent sale of the stock with respect to which that dividend is made is treated as a long-term capital loss to the extent of that dividend. For purposes of determining the amount of deductible investment interest, a dividend is treated as investment income only if the individual elects to treat the dividend as not eligible for the reduced rate. For sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009, the statute also reduces the top individual tax rate on adjusted net capital gains from 20% (10% for individuals in the lower tax brackets) to 15% (5% for individuals in the lower tax brackets and 0% for these taxpayers in 2008). You should consult your tax advisor regarding the specific tax consequences to you that may result from the Jobs and Growth Tax Relief Reconciliation Act.

IMPORTANT CONSIDERATIONS

The plan is intended to provide a useful service for our shareholders. We are not recommending that you buy or sell our common stock. You should use the plan only after you have independently researched your investment decision. The value of our common stock may go up or down from time to time. Plan accounts are not insured by the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, or anyone else. The plan does not have any effect on our dividend policy, which is subject to the discretion of our board of directors. There can be no assurance as to the declaration of future dividends, or the rate at which dividends may be paid, since they necessarily depend upon our future earnings, financial requirements and other factors.

USE OF PROCEEDS

We do not know either the number of shares that will ultimately be purchased from us under the plan or the prices at which the shares will be sold, and therefore cannot determine the amount of proceeds that will be used. We intend to add the net proceeds of sales under the plan of newly issued shares of common stock to our general funds to be available for general corporate purposes.

PLAN OF DISTRIBUTION

All common stock shareholders may participate in our Dividend Reinvestment and Common Stock Purchase Plan. Under the plan, cash dividends on all or less than all of a participant’s shares of common stock may be used to purchase additional shares of common stock. Participants who hold at least one share of the common stock in their own name also may make optional cash payments from $100 to $1,000 per quarter at any time after the first reinvestment of dividends.

Shareholders whose shares are registered in their own name may enroll in the plan by signing an authorization card and returning it to us. Beneficial owners whose shares are registered in names other than their own (for example, in the “street name” of a broker or a bank nominee) must contact the nominee to obtain details on how to participate in the plan. The nominee will be the record holder for the participant under the plan. Each such beneficial owner must rely on their nominee for administering the beneficial owner’s dividends and must correspond exclusively with the nominee on all matters regarding the plan, including account statements, share withdrawal and termination of participation in the plan. The nominee may charge a commission or other fee for your participation in the plan, which will be your responsibility. We will have no record of participation in the plan by beneficial owners with respect to shares registered in a name other than their own.

All reinvested dividends and optional cash payments under the plan will be used to either (i) purchase our common stock in the open market, or (ii) acquire authorized and previously unissued common stock from us, or (iii) any combination of the foregoing at the sole discretion of us and our Transfer Agent, Registrar and Transfer Company, Cranford, New Jersey. The purchase price per share of common stock purchased in the open market will be the average price of all shares purchased on any given day by our Transfer Agent for all participants in the plan with their aggregate funds used for such purchase (including any applicable broker commissions or service charges). The purchase price per share of common stock acquired from us under the plan will be the average of the bid and asked prices per share of our common stock as reported on the Nasdaq Capital Market on the dividend payment date.

Dividend reinvestment amounts and any optional cash payment amounts will be invested following the dividend payment date. Should we elect to purchase both open market and newly issued shares for any investment period, the price per share of the shares allocated under the Plan for that investment period will be apportioned in accordance with the number of shares purchased in the open market or as newly issued shares. The number of shares of our common stock purchased for each participant will depend upon the amount of the participant’s dividend and the amount of optional cash payments, if any, and the purchase price per share.

The record holder’s account, maintained by the Transfer Agent in book entry, will be credited with the number of shares, including fractional shares computed to four decimal places. Shares purchased under the plan will be credited to the plan account but will not be registered in the participant’s name nor will certificates be issued to the participant unless requested in writing or upon termination or withdrawal from the plan. Dividends on a fractional interest in a share will be credited to the participant’s account.

No participant will be charged a management fee by us or our Transfer Agent for participation in the plan. You will have the same tax obligations with respect to reinvested dividends as you would with cash dividends not reinvested under the plan.

Shares credited to the account of a participant under the plan may not be sold, pledged or assigned without first requesting that a certificate for such shares be issued by the Transfer Agent. Certificates must be requested in writing from the Transfer Agent. Only whole shares represented by that certificate may be withdrawn from the participant’s account. Certificates for fractions of a share will not be issued. Any fractional interest in a share will be converted to cash at the then current fair market value. Any remaining whole shares and any fraction of a share will continue to be credited to the participant’s account.

A decision to participate in our Dividend Reinvestment and Common Stock Purchase Plan must be made pursuant to each investor’s evaluation of its, his or her best interests. Neither our Board of Directors nor any independent financial advisor makes any recommendation to prospective investors regarding whether they should participate in our common stock. We anticipate that this Registration Statement shall remain effective until the date on which all of the common stock registered hereby has been sold.

EXPERTS

The consolidated financial statements of American Community Bancshares, Inc. and subsidiaries, incorporated by reference herein, have been audited by Dixon Hughes PLLC, independent registered public accounting firm, whose report thereon is included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and has been incorporated herein by reference in reliance upon the report of Dixon Hughes PLLC given on the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain issues regarding the shares of common stock of American Community Bancshares, Inc. offered hereby are being passed upon by the law firm of Gaeta & Eveson, P.A., 8305 Falls of Neuse Road, Suite 203, Raleigh, North Carolina 27615.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

The North Carolina Business Corporation Act and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. You can also obtain copies of such documents by mail from the SEC’s Public Reference Room at prescribed rates. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy statements and other information regarding American Community Bancshares, Inc. and other companies. Additional information about us is also available at our website, http://www.americancommunitybank.com. Information contained on our website is not a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with them into this prospectus. This means that we can disclose important information to you by referring you to documents that are on file with the SEC. The information we have incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus

•	Annual report on Form 10-KSB for the fiscal year ended December 31, 2004

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2005

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2005

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2005

•	Current reports on Form 8-K, as filed with the SEC on March 9, 2005 (with respect to Item 8.01 only); March 25, 2005; May 5, 2005; June 27, 2005; July 28, 2005; November 2, 2005 (with respect to Item 8.01 only)

All documents subsequently filed by American Community Bancshares, Inc. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed to be incorporated by reference in this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents). Such request, in writing or by telephone, should be directed to Attn: Investor Relations, American Community Bancshares, Inc., P.O. Box 5035, Monroe, NC 28111. (704) 225-8444.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AMERICAN COMMUNITY BANCSHARES, INC. SINCE THE DATE HEREOF.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee	$180.94
Legal Fees	$10,000	*
Printing and Postage	$7,500	*
Transfer Agent Fees and Expenses	$8,000	*
Miscellaneous	$2,000	*

TOTAL	$27,680.94	*

*Estimated

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of American Community Bancshares, Inc. provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of American Community Bancshares, Inc., or at the request of American Community Bancshares, Inc. serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of American Community Bancshares, Inc. Accordingly, American Community Bancshares, Inc. may indemnify its directors, officers or employees in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. American Community Bancshares, Inc. has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify American Community Bancshares, Inc. and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such. American Community Bancshares, Inc. may also purchase such a policy.

As permitted by North Carolina law, Article 5 of American Community Bancshares, Inc.’s Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of American Community Bancshares, Inc. or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of American Community Bancshares, Inc., (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of American Community Bancshares, Inc.).

ITEM 16.	EXHIBITS.

The following exhibits are filed with or incorporated by reference into this Registration Statement pursuant to Item 601 of Regulation S-K:

Exhibit No.	Description of Exhibit

3.1	Articles of Incorporation of Registrant*

3.2	Bylaws of Registrant*

4.1	Specimen Common Stock Certificate*

5.1	Opinion of Gaeta & Eveson, P.A. regarding the legality of the securities being registered**

23.1	Consent of Dixon Hughes PLLC

24.1	Power of Attorney**

99.1	American Community Bancshares, Inc. Dividend Reinvestment and Common Stock Purchase Plan**

*	Incorporated by reference
**	Previously filed

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article III of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, North Carolina, on January 26, 2006.

AMERICAN COMMUNITY BANCSHARES, INC.

By:	/s/ Randy P. Helton
Randy P. Helton Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 26, 2006 by the following persons in the capacities indicated.

/s/ Randy P. Helton Randy P. Helton	President and Chief Executive Officer

/s/ Dan R. Ellis, Jr. Dan R. Ellis, Jr.	Executive Vice President and Chief Financial Officer

/s/ Robert G. Dinsmore, Jr.* Robert G. Dinsmore, Jr.	Director

/s/ Frank L. Gentry* Frank L. Gentry	Director

/s/ Thomas J. Hall* Thomas J. Hall	Director

/s/ Larry S. Helms* Larry S. Helms	Director

/s/ Bill H. Mason* Bill H. Mason	Director

/s/ V. Stephen Moss* V. Stephen Moss	Director

/s/ Peter A. Pappas* Peter A. Pappas	Director

/s/ L. Steven Phillips* L. Steven Phillips	Director

/s/ Alison J. Smith* Alison J. Smith	Director

/s/ L. Carlton Tyson* L. Carlton Tyson	Director

/s/ David D. Whitley* David D. Whitley	Director

/s/ Gregory N. Wylie* Gregory N. Wylie	Director

*	By Randy P. Helton, attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Dixon Hughes PLLC